EFES

04024940

File: 082-04144

May 03, 2004

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAY - 6 2004
WASH. D.C. 158 SECTION

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the invitation of the Board of Directors to 2003 Annual Ordinary General Assembly and proposal to the General Assembly regarding the distribution of dividends from 2003 profits.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

5/18

DISCLOSURE BY ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

In its meeting dated 27.04.2004 our Board of Directors resolved with unanimous decision that "Based on the Company's 2003 calendar year operations, the Annual Ordinary General Assembly is to be held on 14th May 2004 Friday at 14:00 at the address "Esentepe Mahallesi, Anadolu Caddesi No:3 Kartal/İstanbul" with the agenda set forth below, the related announcement is to be made and all the necessary steps to be taken as required by the Turkish Commercial Code, the Articles of Association as well as the other related regulations to materialize and finalize the meeting."

Annual Ordinary General Assembly Agenda

1. Election of the Board of the Assembly and authorization of the Board of the Assembly to sign the Minutes of the Meeting on behalf of the General Assembly.
2. Reading out and discussion of the reports of the Board of Directors, Internal Auditors and the Independent External Audit Company as well as the Consolidated Income Statement and Balance Sheet for 2003 calendar year prepared in accordance with International Financial Reporting Standards, and decision on the distribution of profits.
3. Decision to acquit the members of the Board of Directors and Internal Auditors.
4. Election of the new members of the Board of Directors in place of those whose terms of office have expired and determine the terms of office and remuneration.
5. Election of the new members of the Internal Auditors in place of those whose terms of office have expired and determine the terms of office and remuneration.
6. Information on the donation made by the Company in 2003.
7. Authorization of the members of the Board of Directors as per Articles 334 and 335 of the Turkish Commercial Code.
8. According to the Capital Markets Board communiqué regarding "External Independent Audit", the approval for the selection by the Board of Directors of the external audit company for the audit of the accounts and transactions in 2004 fiscal year.
9. Closing.

DISCLOSURE BY ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

In its meeting dated 27.04.2004 our Board of Directors resolved to propose to the General Assembly that "From 2003 profits of our Company, a cash dividend of gross 750 TL per each share of 1,000 TL nominal value to be distributed in order to provide a gross profit distribution of 75% of the paid-in share capital." The decision is set forth below:

"It is decided, by an unanimous vote of the attendees, to propose for approval to the Ordinary General Assembly, that is going to take place on 14th May 2004; to distribute a cash dividend of gross 750 TL per each share of 1,000 TL nominal value totaling 84,657,613,701,750 TL, in order to provide a gross profit distribution of 75% of the paid-in share capital, based on the net income that is presented in the audited 2003 consolidated financial statements prepared in accordance with the International Financial Reporting Standards."

As per the amendments on the tax legislation made by the tax law no: 4842, requirement for incurring withholding tax on dividend payments to corporate tax payers have been abolished. Accordingly, the net cash dividend of the gross 750 TL per each share of 1,000 TL nominal value will be;

- 750 TL for our shareholders who are full corporate tax payers (in Turkey) and,
- 675 TL for our other shareholders.

EFES

File: 082-04144

May 03, 2004

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the announcement of 2003 annual audited consolidated financial statements and the audit report prepared in accordance with the requirements of International Financial Reporting Standards (formerly referred to as the International Accounting Standards).

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

FOR GENERAL RELEASE TO THE PUBLIC
April 22nd, 2004

File: 082-04144

ANADOLU EFES HAS RELEASED ITS FY2003 AUDITED CONSOLIDATED FINANCIAL RESULTS PREPARED IN ACCORDANCE WITH IFRS

Consolidated Revenues


51%
746
494
million USD
2002
2003

- **Consolidated Revenues grew by 51% to 746 million USD**
  - Turkey Beer up by 41% to 422 million USD
  - International Beer up by 65% to 264 million USD
  - International Coca-Cola up by 51% to 59 million USD

- **Consolidated EBITDA grew by 107% to 267 million USD**
  - Turkey Beer up by 70% to 134 million USD
  - International Beer up by 149% to 91 million USD
  - International Coca-Cola up by 135% to 10 million USD
- **Consolidated Net Income grew by 182% to 165 million USD**

Consolidated EBITDA


107%
267
129
million USD
2002
2003

- **Coca-Cola İçecek** (Turkish Coca-Cola Bottling Business accounted for on equity basis)
  - Revenue grew by 31% to 585 million USD
  - EBITDA grew by 45% to 98 million USD

Efes Beverage Group


EBG IS RUNNING OVER BORDERS
Efes

- Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), listed in the Istanbul Stock Exchange (AEFES.IS), is the holding company of Efes Beverage Group's beverage interests as well as an operating company, under which Turkey beer operations are managed. The Efes Beverage Group is composed of Anadolu Efes and its subsidiaries and affiliates that produce and market beer, malt, soft drinks across a geography including Turkey, Russia, the CIS countries and Southeast Europe. The Group operates with 14 breweries, 4 malteries and 9 Coca-Cola bottling facilities in 10 countries and has an annual brewing capacity of around 1.8 billion liters, malting capacity of 150,000 tons and Coca-Cola bottling capacity of 420 million unit cases per year.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
April 22nd, 2004

File: 082-04144

Consolidation Principles



• The audited consolidated financial statements of Anadolu Efes for 2003 (in comparison with 2002) prepared in accordance with International Financial Reporting Standards ("IFRS") also includes the restatements based on IAS 29 (Financial Reporting in Hyper-inflationary Economies). Thus TL2002 figures are also restated as of 31.12.2003 in the audit report. On the other hand, in the attached financial results, 2002 figures are presented in USD without restatement for a better comparison.

• The consolidation is composed of Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; including Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Sınai (Efes Invest - international Coca-Cola operations), Efes Breweries International (international beer operations).

• The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively.

• Coca-Cola İçecek ("CCI"), in which Anadolu Efes holds a 33.3% stake is accounted for by using the equity method based on CCI's IFRS financial statements, including IAS 29. A brief summary of the IFRS financial statements of CCI is also presented as an attachment of this announcement.

• Alternatifbank, majority stakes owned by the parent Anadolu Group in which Anadolu Efes has 7.5% share (in direct), is carried as an investment

Consolidated Results (Anadolu Efes)

Revenue Breakdown


Int. Beer 35%
Int. Coke 8%
Turkey Beer 57%

• As of end of 2003 our total beer sales volume reached around 1,2 billion liters growing by 28% vs. 2002.

• Our total soft drinks volume including the Turkish Coca-Cola operations grew by 10% reaching 248 million unit cases in 2003.

• Double digit growth in all business segments led consolidated sales revenues to grow by 51% reaching 746 million USD.

• Managing our operating expenses ensured operating profit expansion in all segments with significant margin expansion. Our EBITDA doubled to 267 million USD, and the consolidated EBITDA margin to 36% in 2003 from 26% in 2002, thus making Anadolu Efes not just the fastest growing major beverage business in Europe but also one of the most profitable amongst its peers, on global basis.

FOR GENERAL RELEASE TO THE PUBLIC

April 22nd, 2004

File: 082-04144

Consolidated Results (Anadolu Efes) (cont.)	• Consolidated net profit increased by 182% to 165 million USD in 2003 from 58 million USD in 2002, mainly attributed to the outstanding operating performance in addition to equity income from associates and strong local currencies against USD in 2003. • Consolidated net financial debt decreased to 106 million USD in 2003 from 127 million USD in 2002.
Turkey Beer Results  EFES Pilsen EFES	• With continuous focus on the market, growth of our Turkish beer business gained further momentum in 2003. Sales volumes increased by 7%, thereby outperforming the market growth and reaching 610 million liters from a 2002 base of 572 million litres. Our Turkish beer operations posted their highest increase since 2000. Including the export volumes, which grew 31% in 2003, total sales volume of our Turkish beer operations reached an all time high of 642 million liters up 8% vs. 2002. • Lower inflation and effective marketing and sales programs generated a 41% increase in revenues to 422 million USD, up from 300 million USD in 2002. • EBITDA grew by 70% to 134 million USD in 2003, with EBITDA margin rising to 32% from 26% in 2002. • As a result, our net income increased more than threefolds to 97 million USD from 31 million USD in 2002. • Net financial debt, on the other hand, decreased to 22 million USD in 2003 from 94 million USD in the previous year.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63

FOR GENERAL RELEASE TO THE PUBLIC
April 22nd, 2004

File: 082-04144

International Beer Results
(Efes Breweries International)

Share of beer sold in international markets



48%
37%
2002
2003

Sales Volume Breakdown



Ukraine 2%
Kazakh 9%
Moldova 16%
Romania 10%
Serbia 1%
Russia 62%

Revenue Breakdown



Kazakh 7%
Romania 12%
Ukraine 1%
Moldova 8%
Serbia 1%
Russia 71%

• Our brewing operations in Southeast Europe, Russia and Central Asia are managed by Netherlands based Efes Breweries International ("EBI"), an 85% subsidiary of Anadolu Efes .

• EBI commenced production in two state of the art breweries in Rostov-Russia and Almaty-Kazakhstan, and also acquired three breweries in Chisinau-Moldova, Ufa-Russia and Pancevo-Serbia, in 2003. As a result EBI currently owns and operates 9 breweries and 2 malteries with a total annual capacity close to 9 million hectoliters of beer and 50,000 tons of malt.

• EBI's sales volume reached 530 million liters resulting in a record 67% growth. The organic growth in 2003, excluding the acquisitions, was 23%. The share of our international beer volumes relative to total beer volumes grew from 37% in 2002 to 48% in 2003. The Efes Beverage Group Management had set itself a long term goal in 1999 to generate 50% of its beer volume through international sales by 2004. Hence this objective was realized in 2003 on an annual basis, one year ahead of target.

• Sales revenues increased in line with the volume by 65%, reaching 264 million USD.

• EBITDA grew by 149% reaching 91 million USD, with an EBITDA margin of 34% in 2003.

• Net profit increased to 53 million USD in 2003 from 16 million USD in 2002, mainly due to volume growth and the increase in net other income primarily as a result of gain on sales of participation relevant to Moscow Efes Breweries' acquisition of Amstar brewery.

• As a result of the financing of the significant expansion in 2003, net financial debt increased to 85 million USD in 2003 from 32 million USD in 2002.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63

FOR GENERAL RELEASE TO THE PUBLIC
April 22nd, 2004

File: 082-04144

International Coca-Cola Results

EFES INVEST

Sales Volume Breakdown


ACCB
31%
CCBB
10%
CCAB
59%

• Our International Coca-Cola operations are conducted by **Efes Sınai Yatırım Holding A.Ş. ("Efes Invest")** which is a 52% subsidiary of Anadolu Efes. Efes Invest (EFES.IS) is listed both in Istanbul and London Stock Exchanges (EFEZ). Efes Invest owns and operates 3 Coca-Cola franchises in Kazakhstan (CCAB), Azerbaijan (ACCB) and Kyrgyzstan (CCBB), in addition to Turkmenistan where the company is the largest shareholder, with an annual bottling capacity of 43 million unit cases.

• The total sales volume in our Kazakhstan, Azerbaijan and Kyrgyzstan franchises, which are fully consolidated in Efes Invest's operations, grew by 42% on an organic basis in 2003 to 28 million unit cases from 19.7 million unit cases in 2002. Our average market share in the CSD segment in these territories is 43%, up from 41% a year earlier.

• Accelerated growth in consolidated net sales revenue continued throughout the year and reached 59 million USD. Excluding the Turkmenistan franchise, this represents a 51% increase from 39 million USD in 2002 mainly as an outcome of our favorable operating performance and macroeconomic recovery in the region as a whole.

• As a result, EBITDA grew by 135% from 4.2 million USD in 2002 to 10 million USD in 2003 with a EBITDA margin of 17%.

• Positive consolidated net profit of 0.5 million USD achieved in 2003 after a net loss of 14.5 million USD in 2002.

• Net financial debt decreased to 10 million USD in 2003 from 12 million USD in 2002.

CCI Results

Coca-Cola İçecek

• **Coca-Cola İçecek A.Ş. ("CCI")** is the largest bottler and the distributor, by volume, of non-alcoholic commercial beverages in Turkey. Anadolu Efes is the largest local shareholder of CCI with 33% stake, that posted a significant sales volume growth in 2003 at 7%, reaching 222 million unit cases (2002: 208 million unit cases).

• **Net Sales revenues** of CCI increased by 31% to 585 million USD from 447 million USD in 2002.

• **EBITDA** increased by 45% to 98 million USD, generating a margin of 17% from 15% in 2002.

• **Net financial debt** of CCI decreased to 40 million USD in 2003 from 74 million USD in 2002.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
April 22nd, 2004

File: 082-04144

Management Discussion


EXCELLENT EXECUTION THROUGH
FOCUSED GROWTH TARGETS
EFES
EFES BEVERAGE GROUP

• 2003 has been a year of stellar performance for the Efes Beverage Group, in all aspects and in every business segment.

• Effective marketing programs in our beer operations and in our Coca-Cola business created consumer demand led growth. Our businesses in almost all our major markets, grew faster than market.

• It is pleasing to observe that our supply chain and other operating cost reduction programs, put into place in 2001 and 2002, were fully effective in 2003 in our operations, improving our domestic as well as international margins considerably.

• The entire management of the EBG are proud to generate world class operating results despite a challenging operating environment.

• We are confident that we can continue our momentum in 2004.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
April 22nd, 2004

File: 082-04144

ANADOLU EFES (Efes Beverage Group)
AUDITED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with IFRS
for the periods ended 31.12.2002 and 31.12.2003 (million USD)

	2002	2003
NET SALES	**494.4**	**745.7**
COST OF SALES	(237.0)	(340.0)
GROSS PROFIT	**257.4**	**405.7**
OPERATING EXPENSES	(208.8)	263.2
OPERATING PROFIT	**48.6**	**142.5**
Income/(expense) from associates	6.3	25.1
Financial income/(expense),net	(3.9)	4.2
Foreign Exchange Gain/(Loss), net	(19.3)	15.6
Monetary Gain/(Loss), net	42.9	17.4
PROFIT before tax and Minority Interest	**74.4**	**204.7**
INCOME TAX	(19.2)	(28.9)
NET PROFIT before Minority Interest	**55.2**	**175.9**
Minority Interest	3.0	(11.3)
NET PROFIT	**58.3**	**164.5**
EBITDA	**128.6**	**266.6**

Note 1: 2002 figures are presented in 2002 USD terms.

Note 2: Net sales revenues and cost of goods sold are restated by excluding passive exports of Turkey Beer Division

Note 3: Coca-Cola İçecek (CCI), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method.

Note 4: Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes decreased its shareholding to 7.5% in 2003 is carried as an investment.

Note 5: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 6: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit. COP was 113.4 mUSD and 225.0 mUSD for 2002 and 2003 respectively.

Note 7: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Note 8: New operations acquired by Efes Breweries International in 2003; Vitanta Brewery (Moldova), Amstar Brewery (Russia), and Pancevo Brewery (Serbia) are consolidated for the periods January-December 2003, July-December 2003, September- December 2003 respectively.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC

April 22nd, 2004

File: 082-04144

ANADOLU EFES (Efes Beverage Group)

AUDITED CONSOLIDATED BALANCE SHEET as of 31.12.2002 and 31.12.2003 (million USD)

Prepared in accordance with IFRS

	2002	2003
CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	57.9	86.4
TRADE RECEIVABLES, net	59.0	74.7
DUE FROM RELATED PARTIES	9.1	27.0
INVENTORIES	52.5	93.1
OTHER CURRENT ASSETS	24.6	28.4
TOTAL CURRENT ASSETS	**203.1**	**309.6**
INVESTMENT IN ASSOCIATES	68.5	114.6
INVESTMENT IN SECURITIES	35.8	11.8
PROPERTY,PLANT,EQUIPMENT, net	393.5	503.6
INTANGIBLE ASSETS	2.4	4.8
GOODWILL	86.7	166.9
DEFERRED TAX ASSET	1.6	4.6
OTHER NON-CURRENT ASSETS	18.8	18.8
TOTAL NON-CURRENT ASSETS	**607.4**	**825.1**
TOTAL ASSETS	**810.5**	**1,134.6**

	2002	2003
SHORT-TERM LOANS	36.0	85.8
CURRENT PORTION OF LONG-TERM DEBT (Including lease obligations)	101.4	27.6
TRADE AND OTHER PAYABLES	67.2	120.4
DUE TO RELATED PARTIES	5.0	5.8
INCOME TAX PAYABLE	6.1	1.2
PROVISIONS	16.1	0.6
TOTAL CURRENT LIABILITIES	**231.9**	**241.4**
LONG-TERM DEBT -- (net of current portion and including lease obligations)	47.7	78.9
EMPLOYEE TERMINATION BENEFITS	9.4	10.6
DEFERRED TAX LIABILITY	29.2	27.3
OTHER NON-CURRENT LIABILITIES	13.8	13.0
TOTAL NON-CURRENT LIABILITIES	**100.1**	**129.9**
MINORITY INTEREST	73.9	112.3
TOTAL EQUITY	**404.6**	**651.1**
TOTAL LIABILITIES & S.HOLDERS EQUITY	**810.5**	**1,134.6**

Note 1: 2002 figures are presented in 2002 USD terms.

Note 2: Coca-Cola İçecek (CCI), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method.

Note 3: Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes decreased its shareholding to 7.5% in 2003 is carried as an investment.

Note 4: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 5: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
April 22nd, 2004

File: 082-04144

TURKISH BEER OPERATIONS
SUMMARY INCOME STATEMENT

for the periods ended 31.12.2002 and 31.12.2003 (m USD)
Prepared in accordance with IFRS

	2002	2003
Volume (m lt)	**596.4**	**642.5**
Net Sales	**299.9**	**422.3**
Gross Profit	**169.7**	**254.7**
Operating Profit	**29.6**	**74.8**
Financial Income/(Expense), net	0.2	8.6
Foreign Exchange Gain/(Loss),net	(19.3)	15.0
Monetary Gain/(Loss), net	33.1	17.4
Profit before tax and Minority Interest	**43.6**	**115.2**
Income Tax	(12.5)	(18.5)
Net Profit before Minority Interest	**31.1**	**97.3**
Minority Interest	-	-
Net Profit	**31.1**	**97.3**
EBITDA	**78.7**	**133.8**

Note 1: 2002 figures are presented in 2002 USD terms. Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

Note 2: Net sales revenues and cost of goods sold are restated by excluding passive exports.

Note 3: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit. COP was 79.8 mUSD and 156.8 mUSD for 2002 and 2003 respectively.

Note 4: EBG headquarter expenses that are classified under "Operating Expenses" in the consolidated financial statements of the EBG are reclassified under "Other Expenses" in the results of the domestic beer operations.

TURKISH BEER OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS

as of 31.12.2002 and 31.12.2003 (m USD)
Prepared in accordance with IFRS

	2002	2003
Cash, cash equivalents and marketable securities	14.6	47.5
Trade receivables, net	45.8	53.0
Inventories	28.2	46.9
Total current assets	**108.7**	**185.7**
Investments in associates	342.3	456.6
Property, plant and equipment, net	152.0	187.1
Investment in securities	52.9	9.6
Total non-current assets	**575.0**	**671.5**
Trade payables	22.9	25.7
Short-term borrowings (including current portion of long-term debt and lease obligations)	95.2	59.3
Total current liabilities	**160.8**	**123.2**
Long-term debt - (net of current portion and including lease obligations)	13.3	10.4
Total non-current liabilities	**63.7**	**58.8**
Minority Interests	0.0	-
Shareholder's Equity	**459.1**	**675.2**
Total Assets	**683.7**	**857.2**

Note 1: 2002 figures are presented in 2002 USD terms. Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
April 22nd, 2004

File: 082-04144

INTERNATIONAL BEER OPERATIONS
SUMMARY INCOME STATEMENT
for the periods ended 31.12.2002 and 31.12.2003 (m USD)
Prepared in accordance with IFRS

	2002	2003
Volume (m lt)	**317.5**	**530.4**
Net Sales	**160.1**	**264.1**
Gross Profit	**75.8**	**127.8**
Operating Profit	**21.8**	**35.9**
Financial Income/(Expense), net	(4.1)	(6.1)
Foreign Exchange Gain/(Loss), net	0.1	4.9
Other Income/(Expense), net	(0.4)	29.3
Monetary Gain/(Loss) - net	5.8	-
Profit before tax and Minority Interest	**23.1**	**63.9**
Income Tax	(5.9)	(8.2)
Net Profit before Minority Interest	**17.3**	**55.8**
Minority Interest	(1.1)	(2.7)
Net Profit	**16.1**	**53.1**
EBITDA	**36.3**	**90.6**

Note 1: Cash Operating Profit ("COP") comprises of operating profit, depreciation and other relevant non-cash items up to operating profit. COP was 36.6 mUSD and 60.3 mUSD for 2002 and 2003 respectively.

Note 2: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 3: Figures for Efes Breweries International are obtained from audited financial results prepared in accordance with IFRS.

Note 4: New operations acquired in 2003; Vitanta Brewery (Moldova), Amstar Brewery (Russia), and Pancevo Brewery (Serbia) are consolidated for the periods January-December 2003, July-December 2003, September- December 2003 respectively.

INTERNATIONAL BEER OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS
as of 31.12.2002 and 31.12.2003 (m USD)
Prepared in accordance with IFRS

	2002	2003
Cash, cash equivalents and marketable securities	39.0	32.7
Trade receivables, net	10.0	17.7
Inventories	17.4	37.8
Total current assets	**84.6**	**108.1**
Intangible assets	3.6	65.3
Property, plant and equipment, net	190.0	267.6
Other non-current assets	1.7	2.4
Total non-current assets	**198.4**	**340.5**
Trade payables	10.8	19.5
Short-term borrowings *(including current portion of long-term debt and lease obligations)*	34.1	45.7
Total current liabilities	**57.7**	**90.9**
Long-term debt - (net of current portion and including lease obligations)	36.7	71.5
Total non-current liabilities	**47.4**	**84.9**
Minority Interests	25.8	53.8
Shareholder's Equity	**152.1**	**219.1**
Total Assets	**283.0**	**448.6**

Note 1: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 2: Figures for Efes Breweries International are obtained from audited financial results prepared in accordance with IFRS.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63

FOR GENERAL RELEASE TO THE PUBLIC
April 22nd, 2004

File: 082-04144

INTERNATIONAL COCA-COLA OPERATIONS
SUMMARY INCOME STATEMENT
for the periods ended 31.12.2002 and 31.12.2003 (m USD)
Prepared in accordance with IFRS

	2002	2003
Volume (m U/C)	**19.7**	**28.0**
Net Sales	38.9	58.6
Gross Profit	**11.1**	**18.4**
Operating Profit/(Loss)	**(10.5)**	**4.6**
Financial Income/(Expense), net	(0.1)	1.7
Translation Gain/(Loss), net	(0.9)	(3.2)
Loss from investment in associates	(0.5)	(0.2)
Profit/(Loss) before Tax and Minority Interest	**(12.0)**	**2.8**
Income Tax	(3.0)	(1.9)
Net Profit/(Loss) before Minority Interest	**(15.1)**	**1.0**
Minority Interest	0.5	(0.5)
Net Profit/(Loss)	**(14.5)**	**0.5**
EBITDA	**4.2**	**10.0**

Note 1: Sales volumes include carbonated and non-carbonated non-alcoholic beverages as well as other distributed products.

Note 2: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit. COP was 4.2 million USD and 10.1 million USD in 2002 and 2003 respectively.

Note 3: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Note 4: Figures for Efes Invest are obtained from audited financial results prepared in accordance with IFRS.

INTERNATIONAL COCA-COLA OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS
as of 31.12.2002 and 31.12.2003 (m USD)
Prepared in accordance with IFRS

	2002	2003
Cash, cash equivalents and marketable securities	3.9	4.4
Trade receivables, net	2.7	2.6
Inventories	6.8	8.6
Total current assets	**17.5**	**22.5**
Property, plant and equipment, net	51.1	48.3
Goodwill, net	1.5	1.5
Investment in associates	2.9	2.6
Total non-current assets	**62.3**	**58.6**
Trade payables	1.9	4.4
Short-term borrowings *(including current portion of long-term debt)*	14.0	9.2
Total current liabilities	**26.0**	**24.4**
Long-term debt, net of current portion	1.8	5.0
Total non-current liabilities	**6.3**	**9.3**
Minority Interests	5.9	5.2
Shareholder's Equity	**41.6**	**42.1**
Total Assets	**79.9**	**81.1**

Note 1: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Note 2: Figures for Efes Invest are obtained from audited financial results prepared in accordance with IFRS.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
April 22nd, 2004

File: 082-04144

SUMMARY FINANCIALS of COCA-COLA İÇECEK (CCI)
As of and for the periods ended 31.12.2002 and 31.12.2003 (Million USD)
Prepared in accordance with IFRS

	2002	2003
Sales Volume (million unit cases)	208.0	222.1
Net Sales	447.2	585.0
EBITDA	67.9	98.5

	2002	2003
Shareholder's Equity	202.7	336.0
Total Assets	397.0	505.0
Net Financial Debt	73.9	39.9

Note 1: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit. COP was 60.5 million USD and 95.1 million USD in 2002 and 2003 respectively.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr